                                                               EXHIBIT (a)(5)(D)



                  ARTISTDIRECT EXTENDS TENDER OFFER FOR WAIVER
                     OF "MARKET DECLINE" TERMINATION CLAUSE

                 COMPANY ALSO ANNOUNCES DATE OF NASDAQ HEARING

LOS ANGELES, CALIFORNIA, MARCH 14, 2001 - ARTISTdirect, Inc. (Nasdaq: ARTD) today announced that it is waiving a condition that would have allowed it to terminate its Dutch Auction tender offer based upon the recent decline of more than 10% in the Nasdaq National Market Composite Index and has extended the expiration of the tender offer from March 23 to March 29, 2001 to provide stockholders with ten trading days following announcement of the waiver to decide whether or not to participate in the tender offer.

The company had previously announced the offer to purchase up to 2.0 million shares, or approximately 5.3%, of the company's approximately 37.8 million currently outstanding shares of common stock. The purchase will be made through a "Dutch Auction" style self-tender offer, at an offering range of between $1.25 and $1.50 per share. The tender offer is subject to the terms and conditions set forth in the Offer to Purchase, dated February 26, 2001, as amended on March 8, 2001 and March 14, 2001, and the related Letter of Transmittal, which constitute the offer.

The offer is not conditioned upon any minimum number of shares being tendered. The offer, proration and withdrawal rights will now expire at 5:00 p.m., New York City time, on Thursday, March 29, 2001, unless ARTISTdirect further extends the offer. If the number of shares tendered is greater than the number sought, the company will select the tendered price within the range that allows the company to repurchase the entire 2.0 million shares at the lowest aggregate price, with purchases to be made on a pro-rata basis for stockholders tendering at or below the purchase price. If the tender offer is accepted in its entirety, the company will have approximately 35.8 million shares of common stock outstanding after its completion. The company plans to fund the tender offer from its existing cash and the liquidation of short-term investments.

ARTISTdirect also announced that a hearing date has been set for April 12, 2001 with a Nasdaq Listing Qualifications Panel to appeal a determination by the Nasdaq to delist the company's Common Stock for failure to maintain a minimum bid price of $1.00 per share. Management of the company will make a formal presentation to the Panel at that time. There can be no assurance, however, that the Panel will decide to allow the Company to remain listed on the Nasdaq National Market.

ABOUT ARTISTDIRECT INC.
ARTISTdirect Inc. (Nasdaq:ARTD - news) is a music and media company that combines an online music network with integrated offline assets to provide a single-stop solution for music fans, artists, labels and advertisers. ARTISTdirect.com (www.artistdirect.com), a comprehensive online destination, blends music programming, community, e-commerce retail and digital music services. Through the ARTISTdirect Talent Agency, the company also manages offline musical tour booking and develops event-marketing programs extending sponsor reach. The company has headquarters in Los Angeles.